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17017141

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
APR 0 3 2017
Washington DC
414

SEC FILE NUMBER
8-68164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAVECCHIA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 MANSFIELD AVENUE
(No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAT LAVECCHIA 203-557-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR., SUITE 508 WEST,	SOUTHFIELD,	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2017 APR 11 AM 8:22 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAT LAVECCHIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAVECCHIA CAPITAL, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

16 Managing Member

Title



Notary Public

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 28 day of February, 2017



NOTARY PUBLIC

My Commission Expires May 31, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

INDEPENDENT AUDITOR'S REPORT

To the Members of
LaVecchia Capital, LLC
4444 Mansfield Avenue
Darien, CT 06820

Report on the Financial Statement

I have audited the accompanying Statement of Financial Condition of LaVecchia Capital, LLC, as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibilities for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on this financial statement based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risks assessments, the audit considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures 7 that are appropriate in the circumstances, but not for the purpose of expressing an opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
February 10, 2017

Financial Statements

LaVecchia Capital, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash In Bank	$32,413.26	
Total Current Assets	$32,413.26	
PROPERTY AND EQUIPMENT		
TOTAL ASSETS		$32,413.26

The footnotes are an integral part of the financial statements

LaVecchia Capital, LLC
Statement of Financial Condition
As of December 31, 2016

Liabilities and Members Equity

CURRENT LIABILITIES	
Accounts Payable	$675.29
Total Current Liabilities	$675.29
LONG-TERM LIABILITIES	
MEMBERS' EQUITY	
Members' Equity	$31,737.97
Total Members Equity	$31,737.97
TOTAL LIABILITIES AND MEMBERS' EQUITY -	$32,413.26

The footnotes are an integral part of the financial statements.

December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

LaVecchia Capital, LLC (the Company) was organized in the State of Connecticut on November 18, 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in Darien, CT, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption for "Special Account for the Exclusive benefit of customers" maintained.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all cash as short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible. they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company using the transaction date reported by the escrow agent firm through submitted closing agreements.

LAVECCHIA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The company is taxed as a partnership under the Internal Revenue Code and a similar state statue. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for federal or state income taxes related to the LLC in included in these financial statements.

Concentrations

The company specializes in sales of privately placed securities and general financial advisory.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital

ratio may fluctuate on a daily basis. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i). All funds and securities are transmitted directly to the Investment companies.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

LaVecchia Capital LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

Supplementary Information

Supplementary
Pursuant to rule 17a-5 of the
Securities and Exchange Act of 1934
As of and for the Year Ended December 31, 2016

LaVecchia Capital, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Computation of Net Capital

Total Stockholder's equity:		$31,738.00
Non-allowable assets:		
Fixed Assets	0.00	
Accounts receivable — other	0.00	
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	
Net allowable capital		31,738.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 45.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$26,738.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 675.00
Percentage of aggregate indebtedness to net capital	2.13%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2016	$31,738.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	$31,738.00
Reconciled Difference	$ 0.00

LaVecchia Capital, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2016

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2016	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2016	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016



Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
LaVecchia Capital, LLC
444 Mansfield Avenue
Selleck Weed Building
Darien, CT 06820

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) LaVecchia Capital, LLC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LaVecchia Capital, LLC. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) LaVecchia Capital, LLC. stated that LaVecchia Capital, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. LaVecchia Capital, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LaVecchia Capital, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

LAVECCHIA CAPITAL

LaVecchia Capital
444 Mansfield Avenue
Selleck Weed Building
Darien, CT 06820
www.lavecchiacapital.com

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that LaVecchia Capital, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. LaVecchia Capital, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. LaVecchia Capital, LLC's past business has been of similar nature and has complied to this exemption since its inception date November 18, 2008.

Pat LaVecchia, the managing member of LaVecchia Capital, LLC has made available to Edward Richardson all records and information including pertinent communications from regulatory agencies received through the date of this review December 31, 2016.

Pat LaVecchia has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected LaVecchia Capital, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (203)557-3950.

Very truly yours,

LaVecchia Capital, LLC



Pat LaVecchia
Managing Member

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
LaVecchia Capital, LLC
444 Mansfield Avenue
Selleck Weed Building
Darien, CT 06820

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Lavecchia Capital, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating LaVecchia Capital, LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). LaVecchia Capital, LLC's management is responsible for LaVecchia Capital, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, LaVecchia Capital, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

March 30, 2017

Lavecchia Capital, LLC
444 Mansfield Avenue
Darien, CT 06820

SEC File No. 8-68164

Dear Mr. Lavecchia:

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on March 01, 2017 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

Securities Exchange Commission
100 F Street, MS 7010,
Washington, DC 20549.

Sincerely,



Reschelle M. Samuels,
The Division of Trading & Markets



DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

March 30, 2017

SEC
Mail Processing
Section
APR 06 2017
Washington DC
414

Please find attached.

Lavecchia Capital, LLC
444 Mansfield Avenue
Darien, CT 06820

SEC File No. 8-68164

Dear Mr. Lavecchia:

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public**, **except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on March 01, 2017 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

Securities Exchange Commission
100 F Street, MS 7010,
Washington, DC 20549.

RECEIVED
2017 APR 11 AM 8:22
SEC / TM

Sincerely,

Reschelle M. Samuels,
The Division of Trading & Markets

04/03/2017

SEC,

As requested in letter dated March 30, 2017, Please find attached a separately bound Statement of Financial Condition for PUBLIC inspection (I had previously sent this in February). Please confirm receipt.

thank you

Pat LaVecchia

Managing Member

LaVecchia Capital LLC